UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

WHEELER REAL ESTATE INVESTMENT TRUST, INC.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
963025705
(CUSIP Number)
August 13, 2021**
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This amendment to Schedule 13G is being filed to correct the Reporting Persons’ beneficial ownership of the Issuer’s Common Stock as previously reported in the original Schedule 13G filed September 10, 2021 and in Amendments Nos. 1, 2 and 3 thereto, and to report the Reporting Persons’ current beneficial ownership thereof based on their interpretation of the “Ownership Limits” set forth in the Issuer’s Articles of Amendment and Restatement (as amended and supplemented, the “Charter”) and in the Warrants that the Reporting Persons beneficially own.  We describe these Ownership Limits, the Warrants and the Reporting Persons’ other security holdings in the Issuer in Item 2(a) hereof.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963025705

1	NAMES OF REPORTING PERSONS
MAGNETAR FINANCIAL LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,910,284 (a)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,910,284 (a)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,910,284 (a)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.8% (a)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(a)          The percentage in Row 11 of this table is based on the Reporting Person’s interpretation of the Ownership Limits as applicable to its security holdings in the Issuer.  The percentage represents 1,910,284 shares of Common Stock, which the Reporting Person believes is the maximum number of shares of Common Stock that it may actually, beneficially or constructively own in the Issuer based on those Ownership Limits, and as such is the share figure reported in Rows 6, 8 and 9 of this table.  This 1,910,284 share figure is equal to 9.8% multiplied by 19,492,698 shares of the Issuer’s Common Stock, which product the Reporting Person has then rounded down to the nearest whole share.  This 19,492,698 share figure, which the Reporting Person has calculated pursuant to Rule 13d-3(d)(1)(i), in turn includes (i) 17,582,414 shares of Common Stock outstanding as of November 7, 2023, as reported in the Issuer’s current report on Form 8-K filed with the SEC on November 7, 2023, and (ii) an assumed hypothetical conversion and/or exercise (as applicable, but subject to the Ownership Limits) of the Warrants, Notes, Series D Preferred Stock and/or Series B Preferred Stock (each as defined in Item 2(a) of this Schedule 13G) held by the Magnetar Vehicles (as defined in Item 2(a) of this Schedule 13G) into 1,910,284 shares of Common Stock.

CUSIP No. 963025705

1	NAMES OF REPORTING PERSONS
MAGNETAR CAPITAL PARTNERS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,910,284 (a)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,910,284 (a)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,910,284 (a)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.8% (a)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, PN

(a)          The percentage in Row 11 of this table is based on the Reporting Person’s interpretation of the Ownership Limits as applicable to its security holdings in the Issuer.  The percentage represents 1,910,284 shares of Common Stock, which the Reporting Person believes is the maximum number of shares of Common Stock that it may actually, beneficially or constructively own in the Issuer based on those Ownership Limits, and as such is the share figure reported in Rows 6, 8 and 9 of this table.  This 1,910,284 share figure is equal to 9.8% multiplied by 19,492,698 shares of the Issuer’s Common Stock, which product the Reporting Person has then rounded down to the nearest whole share.  This 19,492,698 share figure, which the Reporting Persons have calculated pursuant to Rule 13d-3(d)(1(i), in turn includes (i) 17,582,414 shares of Common Stock outstanding as of November 7, 2023, as reported in the Issuer’s current report on Form 8-K filed with the SEC on November 7, 2023, and (ii) an assumed hypothetical conversion and/or exercise (as applicable, but subject to the Ownership Limits) of the Warrants, Notes, Series D Preferred Stock and/or Series B Preferred Stock held by the Magnetar Vehicles into 1,910,284 shares of Common Stock.

CUSIP No. 963025705

1	NAMES OF REPORTING PERSONS
SUPERNOVA MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,910,284 (a)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,910,284 (a)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,910,284 (a)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.8% (a)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, OO

(a)          The percentage in Row 11 of this table is based on the Reporting Person’s interpretation of the Ownership Limits as applicable to its security holdings in the Issuer.  The percentage represents 1,910,284 shares of Common Stock, which the Reporting Person believes is the maximum number of shares of Common Stock that it may actually, beneficially or constructively own in the Issuer based on those Ownership Limits, and as such is the share figure reported in Rows 6, 8 and 9 of this table.  This 1,910,284 share figure is equal to 9.8% multiplied by 19,492,698 shares of the Issuer’s Common Stock, which product the Reporting Person has then rounded down to the nearest whole share.  This 19,492,698 share figure, which the Reporting Persons have calculated pursuant to Rule 13d-3(d)(1(i), in turn includes (i) 17,582,414 shares of Common Stock outstanding as of November 7, 2023, as reported in the Issuer’s current report on Form 8-K filed with the SEC on November 7, 2023, and (ii) an assumed hypothetical conversion and/or exercise (as applicable, but subject to the Ownership Limits) of the Warrants, Notes, Series D Preferred Stock and/or Series B Preferred Stock held by the Magnetar Vehicles into 1,910,284 shares of Common Stock.

CUSIP No. 963025705

1	NAMES OF REPORTING PERSONS
David J. Snyderman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,910,284 (a)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,910,284 (a)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,910,284 (a)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.8% (a)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, IN

(a)          The percentage in Row 11 of this table is based on the Reporting Person’s interpretation of the Ownership Limits as applicable to its security holdings in the Issuer.  The percentage represents 1,910,284 shares of Common Stock, which the Reporting Person believes is the maximum number of shares of Common Stock that it may actually, beneficially or constructively own in the Issuer based on those Ownership Limits, and as such is the share figure reported in Rows 6, 8 and 9 of this table.  This 1,910,284 share figure is equal to 9.8% multiplied by 19,492,698 shares of the Issuer’s Common Stock, which product the Reporting Person has then rounded down to the nearest whole share.  This 19,492,698 share figure, which the Reporting Persons have calculated pursuant to Rule 13d-3(d)(1(i), in turn includes (i) 17,582,414 shares of Common Stock outstanding as of November 7, 2023, as reported in the Issuer’s current report on Form 8-K filed with the SEC on November 7, 2023, and (ii) an assumed hypothetical conversion and/or exercise (as applicable, but subject to the Ownership Limits) of the Warrants, Notes, Series D Preferred Stock and/or Series B Preferred Stock held by the Magnetar Vehicles into 1,910,284 shares of Common Stock.

SCHEDULE 13G

Explanatory Note: This Amendment No. 4 (the “Amendment No. 4”) relates to the Statement of Beneficial Ownership on Schedule 13G filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) with the Securities and Exchange Commission (the “SEC”) on September 10, 2021, as amended by Amendment No. 1 filed with the SEC on February 14, 2022, Amendment No. 2 filed with the SEC on November 10, 2022, and Amendment No. 3 filed with the SEC by Magnetar Financial, Magnetar Capital Partners, Supernova Management and David J. Snyderman (“Mr. Snyderman”) on February 14, 2023.

Item 1(a)	Name of Issuer.

Wheeler Real Estate Investment Trust, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

2529 Virginia Beach Boulevard, Virginia Beach, Virginia 23452

Item 2(a)	Name of Person Filing.

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Magnetar Financial LLC (“Magnetar Financial”);

ii)	Magnetar Capital Partners LP (“Magnetar Capital Partners”);

iii)	Supernova Management LLC (“Supernova Management”); and

iv)	David J. Snyderman* (“Mr. Snyderman”).

This statement relates to shares of Common Stock, par value $0.01 per share (“Common Stock”), of the Issuer issuable to the Reporting Persons upon (a) the potential exercise of Common Stock Purchase Warrants (the “Warrants”) held by the Magnetar Vehicles (as defined below); (b) the potential conversion of the Issuer’s 7.00% Senior Subordinated Convertible Notes Due 2031 (the “Notes”) held by the Magnetar Vehicles; (c) the potential conversion of the Issuer’s 8.75% Series D Cumulative Convertible Preferred Stock (the “Series D Preferred Stock”) held by the Magnetar Vehicles; and/or (d) the potential conversion of the Issuer’s 9% Series B Preferred Stock (the “Series B Preferred Stock”) held by the Magnetar Vehicles.  The ability of the Reporting Persons to so exercise and convert is however subject to the Ownership Limits described in the following paragraph.  The beneficial ownership figures and related percentages in this Amendment No. 4 are based on the Reporting Persons’ interpretation of the Ownership Limits as applicable to their security holdings in the Issuer.

The Issuer’s Charter provides that no person or entity may actually or beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than (a) 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of the Issuer’s Common Stock or (b) 9.8% in value of the outstanding shares of all classes and series of the Issuer’s capital stock, in each case unless the Issuer’s board of directors grants a waiver from such limitation.  Each Warrant includes a similar limitation that restricts the number of warrant shares that may be acquired by a holder of that Warrant upon exercise to the extent necessary to ensure that following such exercise the total number of shares of Common Stock then beneficially owned (when aggregated pursuant to the Internal Revenue Code) does not exceed 9.8% of the total number of issued and outstanding shares of Common Stock.  We refer to these Charter and Warrant limitations together as the “Ownership Limits”.  Accordingly, and based on the Reporting Persons’ interpretation of the Ownership Limits as applicable to their security holdings in the Issuer, the Reporting Persons believe that their actual, beneficial and constructive ownership of the Issuer is limited to 9.8% of the Issuer’s then outstanding shares of Common Stock, or to 1,910,284 shares of Common Stock using the Issuer’s number of shares of Common Stock outstanding on November 7, 2023, as reported in the Issuer’s current report on Form 8-K filed with the SEC on November 7, 2023.  The Reporting Persons describe the calculation of this share figure in the footnotes to the tables in this Amendment No. 4.

The Warrants, Notes, Series D Preferred Stock and Series B Preferred Stock are held by Magnetar Structured Credit Fund, LP (“Structured Credit Fund”) and Magnetar Longhorn Fund LP (“Longhorn Fund”), both Delaware limited partnerships; and Magnetar Lake Credit Fund LLC (“Lake Credit Fund”), Purpose Alternative Credit Fund – F LLC (“Alternative Fund F”) and Purpose Alternative Credit Fund – T LLC (“Alternative Fund T”), all Delaware limited liability companies. In this Schedule 13G, we refer to the foregoing holders collectively as the “Magnetar Vehicles”.

Magnetar Financial serves as (i) the investment manager to Longhorn Fund, Alternative Fund F and Alternative Fund T, (ii) general partner of Structured Credit Fund and (iii) manager of Lake Credit Fund.  As such, Magnetar Financial exercises voting and investment power over securities held by the Magnetar Vehicles.

Magnetar Capital Partners is the sole member and parent holding company of Magnetar Financial.

Supernova Management is the general partner of Magnetar Capital Partners.

The Manager of Supernova Management is currently Mr. Snyderman.*

*Effective October 24, 2022, Mr. Snyderman replaced Mr. Litowitz as the Chief Executive Officer of Magnetar Financial and as the Manager of Supernova Management.  Accordingly, Mr. Snyderman has replaced Mr. Litowitz as a Reporting Person.

Item 2(b)	Address of Principal Business Office.

The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c)	Citizenship.

i)	Magnetar Financial is a Delaware limited liability company;

ii)	Magnetar Capital Partners is a Delaware limited partnership;

iii)	Supernova Management is a Delaware limited liability company; and

iv)	Mr. Snyderman is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.01 par value per share

Item 2(e)	CUSIP Number.

963025705

Item 3	Reporting Person.

(e)  ☒ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E)

(g)  ☒ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G)

Item 4	Ownership.

Item 4(a)	Amount Beneficially Owned:

As of August 13, 2021, each of the then Reporting Persons may have been deemed to beneficially own 1,055,291 shares of Common Stock.  This share figure is based on the Reporting Persons’ interpretation of the Ownership Limits as applicable to such Reporting Persons’ security holdings in the Issuer as of that date.  It represents what the Reporting Persons believe is the maximum number of shares of Common Stock that the then Reporting Persons may have actually, beneficially or constructively owned in the Issuer as of August 13, 2021 based on those Ownership Limits.  This 1,055,291 share figure is equal to 9.8% multiplied by 10,768,277 shares of the Issuer’s Common Stock, which product the Reporting Persons have then rounded down to the nearest whole share.  This 10,768,277 share figure, which the Reporting Persons have calculated pursuant to Rule 13d-3(d)(1)(i), in turn includes (i) 9,712,986 shares of Common Stock outstanding on August 3, 2021 as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 5, 2021, and (ii) an assumed hypothetical conversion and/or exercise (as applicable, but subject to the Ownership Limits) of the Warrants, Notes and a related purchase right (to acquire additional Notes) that the Reporting Persons then beneficially owned in the Issuer.

As of the filing date of this Amendment No. 4, each of the Reporting Persons may be deemed to beneficially own 1,910,284 shares of Common Stock.  The Reporting Persons describe the calculation of this share figure in the footnotes to the tables in this Amendment No. 4.

Item 4(b)	Percent of Class:

As of August 13, 2021, each of the then Reporting Persons may have been deemed to be the beneficial owner of 9.8% of the total number of shares of Common Stock then outstanding. Similarly, as of the filing date of this Amendment No. 4, each of the Reporting Persons may be deemed to be the beneficial owner of 9.8% of the total number of shares of Common Stock outstanding on such filing date. In both cases, these percentages are based on the Reporting Persons’ interpretation of the Ownership Limits as applicable to their prior and current security holdings in the Issuer.

For a further description of these Ownership Limits, see Item 2(a) above.

Item 4(c)	Number of Shares of which such person has:

Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman:

(i)	Sole power to vote or to direct the vote:	0

(ii)	Shared power to vote or to direct the vote:	1,910,284

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	1,910,284

Item 5	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company or Control Person.

Magnetar Financial is an investment adviser registered under Section 203 of the Investment Advisors Act of 1940 and serves as (i) the investment manager to Longhorn Fund, Alternative Fund F and Alternative Fund T, (ii) general partner of Structured Credit Fund and (iii) manager of Lake Credit Fund.  As such, Magnetar Financial exercises voting and investment power over the Magnetar Vehicles.

Magnetar Capital Partners is the sole member and parent holding company of Magnetar Financial.

Supernova Management is the general partner of Magnetar Capital Partners.

The current Manager of Supernova Management is Mr. Snyderman. Prior to October 24, 2022, Mr. Litowitz served as the Manager of Supernova Management.

Item 8	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10	Certification.

By signing below the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2023	MAGNETAR FINANCIAL LLC

	By:	Magnetar Capital Partners LP, its Sole Member
	By:	Supernova Management LLC, its General Partner
	By:	/s/ Hayley A. Stein
	Name:	Hayley A. Stein
	Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC
Date: November 13, 2023	MAGNETAR CAPITAL PARTNERS LP

	By:	Supernova Management LLC, its General Partner

	By:	/s/ Hayley A. Stein
	Name:	Hayley A. Stein
	Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC
Date: November 13, 2023	SUPERNOVA MANAGEMENT LLC

	By:	/s/ Hayley A. Stein
	Name:	Hayley A. Stein
	Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC
Date: November 13, 2023	DAVID J. SNYDERMAN

	By:	/s/ Hayley A. Stein
	Name:	Hayley A. Stein
	Title:	Attorney-in-fact for David J. Snyderman

EXHIBIT INDEX

Ex.

A	Joint Filing Agreement, dated November 13, 2023, by and among the Reporting Persons
B	Power of Attorney, dated December 22, 2022